FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 18, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Colonial Bank Blvd.
Montgomery, Alabama 36117
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

As of July 17, 2007, The Colonial BancGroup, Inc. ("Colonial") and Citrus & Chemical Bancorporation, Inc. ("C&C") entered into an Agreement and Plan of Merger whereby C&C would be merged into Colonial. Based upon the closing price of Colonial's common stock on July 17, 2007, the transaction has an aggregate value of $219 million, and a value per C&C share of $39.02. Colonial has agreed to indemnify certain officers and directors of C&C for a period of time after the closing. The proposed transaction is subject to customary closing conditions, including receipt of all necessary regulatory approvals and the approval of C&C shareholders. The transaction is described in greater detail in a press release, which is attached hereto as Exhibit 99.1. Additionally, Colonial's related presentation materials are attached hereto as Exhibit 99.2. Neither this report nor any exhibit hereto constitutes an offer to sell any securities.

Item 9.01   Financial Statements and Exhibits.

The following exhibits are included in this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Press Release, dated July 18, 2007, issued by Colonial BancGroup.
99.2	Presentation materials to be used in connection with Colonial BancGroup's conference call to be held on July 18, 2007.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in these reports are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By   /s/   SARAH H. MOORE
             Sarah H. Moore
        Senior Executive Vice President
          and Chief Financial Officer

Date: July 18, 2007

Exhibit 99.1



PRESS RELEASE

For more information contact: **July 18, 2007**
Lisa Free (334) 676-5105
Director of Investor Relations

COLONIAL BANCGROUP TO ACQUIRE
CITRUS & CHEMICAL BANCORPORATION, INC. OF LAKELAND, FLORIDA

   MONTGOMERY, AL — Colonial BancGroup Chairman, CEO and President, Robert E. Lowder, announced today the signing of a definitive agreement to merge Citrus & Chemical Bancorporation, Inc. (C&C) and its subsidiary bank, Citrus & Chemical Bank into Colonial. Under the terms of the agreement, C&C shareholders will receive in the aggregate, consideration of approximately $219 million, 50% to be paid in cash and 50% in Colonial stock. The price to be paid per share is approximately $39.02 for each share of C&C common stock.

   C&C, based in Lakeland, Florida, has total assets of $876 million, total deposits of $727 million and net loans of $514 million. Citrus & Chemical Bank currently operates 10 full service offices in Polk county, located in the high growth I-4 corridor between Tampa and Orlando which is also known as the Lakeland MSA.

   Colonial will strengthen its position as the fifth largest commercial bank in Florida with a pro forma 3.12% deposit market share. Including C&C, Colonial will have assets of $15.8 billion, deposits of $11 billion and 192 branches in Florida.

   "The merger with C&C has minimal overlap with Colonial's locations and will provide an important link between two of the most vibrant markets in Florida – Orlando and Tampa. C&C has a 13% market share in the Lakeland MSA which is projected to have population growth of 11.9% by

2011, well in excess of the national average of 6.7%. For over 50 years, C&C has been providing outstanding customer service through its community focused and people driven philosophy. The success of C&C is directly related to the efforts of the late George W. Harris, Jr. and his senior management team. We are looking forward to the C&C customers, employees and shareholders joining the Colonial team," said Mr. Lowder.

"The merger with Colonial presents a great opportunity for C&C's employees and customers to join a bank that believes in the same service principles and community banking focus that we have always had, while giving our customers greater convenience through Colonial's extensive retail branch network in Florida," said Mr. Douglas Small, Chief Executive Officer of C&C.

Completion of the transaction with C&C is subject to approval by C&C shareholders and various regulatory agencies. Upon completion of the acquisition of C&C, Colonial will have over $25 billion in assets and 331 full service branches in Florida, Alabama, Georgia, Nevada and Texas.

Hovde Financial, LLC served as financial advisor to C&C.

Colonial is traded on the New York Stock Exchange under the symbol CNB. Colonial will also file a Current Report on Form 8-K concerning this transaction today with the Securities and Exchange Commission which includes a map showing current Colonial Bank locations along with C&C locations and may be viewed at Colonial's website at www.colonialbank.com.

Colonial's management has scheduled a conference call on July 18, 2007 at 3 p.m. ET to discuss the transaction. Individuals are encouraged to listen to the live webcast and view a slide presentation that will be available on Colonial's web site at www.colonialbank.com. The webcast will be hosted under "*Events and Presentations*" located under the "*Investor Relations*" section of the website. To participate in the Q&A session of the conference call, dial (877) 502-9272 (Domestic Toll-Free) or (913) 981-5581 (Toll International), (Leader: Lisa Free). A replay of the conference call will be available beginning at 6 p.m. ET on July 18, 2007 and ending at midnight on July 23, 2007 by dialing (888) 203-1112 (Domestic Toll-Free) or (719) 457-0820 (Toll International). The passcode for both numbers is 3486760.

The information contained herein does not constitute an offer to sell any securities. However, C&C and its officers and directors may be deemed to have participated in the solicitation of proxies from C&C shareholders in favor of the approval of the merger.

This release includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to The Colonial BancGroup, Inc. (BancGroup) (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this release are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this release or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry and from non-banks;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *the impact of recent and future federal and state regulatory changes;*

- *current and future litigation, regulatory investigations, proceedings or inquiries;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

Exhibit 99.2

Celebrating 25 Years

You'll like it here.

COLONIAL BANCGROUP

Citrus & Chemical Bancorporation, Inc.

Forward Looking Statements



This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this presentation are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. In addition to factors mentioned elsewhere in this presentation or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- deposit attrition, customer loss, or revenue loss in the ordinary course of business;
- increases in competitive pressure in the banking industry and from non-banks;
- costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;
- the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;
- changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;
- economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;
- natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;
- management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;
- the impact of recent and future federal and state regulatory changes;
- current or future litigation, regulatory investigations, proceedings or inquiries;
- strategies to manage interest rate risk may yield results other than those anticipated;
- changes which may occur in the regulatory environment;
- a significant rate of inflation (deflation);
- acts of terrorism or war; and
- changes in the securities markets.

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

Summary

- Citrus & Chemical Bancorporation, Inc. (C&C), based in Lakeland, Florida, has $876 million in assets, deposits of $727 million, net loans of $514 million and operates 10 branch locations in the fast growing I-4 corridor between Tampa and Orlando

- The transaction value is approximately $219 million or $39.02 per share with the aggregate consideration consisting of 50% cash and 50% Colonial common stock

- The acquisition is expected to be accretive to Colonial's EPS in the first full year of cost savings

Colonial/C&C

Combined Deposit Market Share – Commercial Banks

(2006 FDIC balances)

	Lakeland MSA	Rank #
SunTrust	24.32%	1
Wachovia	21.93%	2
B of A	17.99%	3
Colonial/C&C	**15.88%**	**4**
C&C	12.79%	4
Colonial	3.10%	7
	Florida	**Rank #**
Wachovia	19.93%	1
B of A	19.09%	2
SunTrust	9.74%	3
Regions	5.07%	4
Colonial/C&C	**3.12%**	**5**
Colonial	2.92%	5
C&C	0.20%	39

Pro Forma Florida Franchise - 192 Branches



● Colonial Bank   ▲ Citrus & Chemical Bank   5

Colonial/C&C
Pro Forma Summary



(dollars in millions)	Colonial 6/30/07	Pro Forma with C&C 6/30/07[1]
Assets	$23,823	$24,911
Loans, net	15,279	15,793
Deposits	17,084	17,811
Branches	321	331
<u>**Florida Only**</u>		
Assets	$14,743	$15,831
Deposits	10,313	11,040
Branches	182	192

[1] Includes estimated purchase accounting adjustments

Transaction Pricing

	C&C	Mean of Precedent Florida Transactions[1]
Price to Tangible Book Value	3.58	3.44
Price to LTM EPS	27.5	26.5
Expected Pre-Tax Cost Savings	$7 million	
Percentage of C&C's Expenses	30%	
Expected Pre-Tax Merger Related Costs		
To be capitalized	$13 million	
To be expensed	$3 million	

[1] Florida depository acquisitions with deal value greater than $100 million announced since January 1, 2005 per Lehman Brothers, Inc.

You'll like it here.™